March 4, 2009
VIA EDGAR AND FACSIMILE
Kevin L. Vaughn
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Zila, Inc. Form 10-K for the fiscal year ended July 31, 2008 Filed October 6, 2008 File No. 0-17521
Dear Mr. Vaughn:
This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated January 21, 2009, on the above-referenced Form 10-K for the Fiscal Year Ended July 31, 2008, filed October 6, 2008. For your convenience, we have repeated your comments in our letter.
Staff Comment:
Form 10-K for Year Ended July 31, 2008
Note 1. Nature of Business Activities, Basis of Presentation and Summary of Significant Accounting Policies, page F-8
-Restatement, page F-9
1. We note that you restated your statement of operations for fiscal 2007 as a result of an error in the tax expense reported for your discounted operations. We further note that this restatement had a significant impact on your reported loss from continuing operations and loss from continuing operations per share. Please address the following:
•	Tell us when you discovered the error and how you considered the requirements of Item 4.02 of Form 8-K.

•	Please have your auditors tell us how they considered the requirements of AU 420.12. As appropriate, your auditors should consider whether a revision to the audit report is necessary.

Kevin L. Vaughn
United States Securities and Exchange Commission

Company Response:
The error in the computation of the intra-period tax allocation for the taxable gain on the sale of the Nutraceuticals business unit was found during the reconciliation of the fiscal 2007 income tax provision to the final tax returns (filed in April 2008) as part of our fiscal 2008 year-end closing procedures.
Item 4.02 requires a registrant to file a Form 8-K (i) when its Board of Directors concludes that any previously issued quarterly or annual financial statement should no longer be relied upon because of an error in the financial statement or (ii) when the registrant is notified by its independent accountant that any audit report or completed interim review related to previously issued financial statements should not be relied upon. Neither the Company nor its auditors concluded that previously issued financial statements should not be relied upon because of the adjustment for the error in the computation of the intra-period tax allocation, and therefore, no Form 8-K under Item 4.02 was filed.
With respect to the Company’s conclusion, the Company evaluated whether the error was material under the guidelines of Staff Accounting Bulletin No. 99 (“SAB 99”) and Staff Accounting Bulletin No. 108 (“SAB 108”). The Company considered the qualitative and quantitative factors surrounding this adjustment and concluded that the quantitative effect of the $3.9 million adjustment to the income tax expense for discontinued operations and the income tax benefit for continuing operations was material and required restatement. However, after considering the qualitative factors surrounding the intra-period tax allocation adjustment, the Company does not believe the nature of the adjustment was such that the previously issued financial statements could not be relied upon.
Following the guidance of SAB 99, we considered the following qualitative factors in determining that the restatement was not material:
•	The tax adjustment had no impact on net loss, net loss attributable to common shareholders, loss from continuing operations before income taxes, loss from discontinued operations before income taxes or gain on disposal of discontinued operations before income taxes, nor did it impact our financial position or cash flows (total income taxes paid for fiscal 2007 were $172,000).

•	The nature of the error was such that there was not substantial likelihood that a reasonable person relying upon previously issued financial statements would have been influenced by the inclusion or correction of the intra-period tax allocation, particularly given that the Company records a full valuation allowance against its net operating losses.

•	The error did not change our compliance with respect to any loan covenants, other contractual requirements or any regulatory requirements.

•	The error did not result from, involve or conceal any unlawful or unethical transaction or behavior.

Kevin L. Vaughn
United States Securities and Exchange Commission

•	The error did not affect any compensation amounts paid to management or others.

•	The error did not impact earnings trends, working capital trends or liquidity trends.

•	The error did not change a loss into income or vice versa.

•	The Company does not issue guidance relative to its financial performance; accordingly, the error did not hide a failure to meet analyst’s expectations.
Auditor (BDO Seidman, LLP) Response:
BDO Seidman, LLP has read and considered AU 420.12 which covers the Correction of an Error in Principle and we acknowledge that such a matter would normally require an explanatory paragraph in our auditor’s report. However, BDO Seidman, LLP concluded that the adjustment; which though material from a quantitative standpoint, is not material from a qualitative standpoint. As noted above by the Company’s reply as to why a Form 8-K was not filed for non reliance on the financial statement and the facts they considered, we also considered that the non cash reclassification only impacted deferred income taxes, which are fully reserved, and the results of continuing and discontinued operations with no effect to net income. Before and after the correction of the classification, the deferred income tax balance is zero. In addition, based on the sufficiency of the disclosures made by the Company on the face of the income statement and in footnote No. 1, BDO Seidman, LLP concluded that the change would not require recognition in the auditor’s report through the addition of an explanatory paragraph. BDO Seidman, LLP did note in the introductory paragraph of its report that the 2007 income statement had been restated.
Staff Comment:
Goodwill and Other Intangible Assets, page F-12
2. Please tell us and revise this note in future filings to disclose in greater detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:
•	Disclose the number of reporting units that you have identified pursuant to paragraph 30 of SFAS 142.

•	Discuss the two-step impairment testing that you perform pursuant to paragraphs 19-22 of SFAS 142.

•	Disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for the weighting.

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Kevin L. Vaughn
United States Securities and Exchange Commission

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.
Company Response:
We acknowledge the Staff’s comment and the Company will revise its disclosure in future filings in response to the Staff’s comments. The Company responds to the points listed above as follows:
Goodwill was tested for impairment using the two-step approach described in SFAS 142. For fiscal 2008, the Company was considered a single reporting unit and accordingly, the impairment testing process was conducted for the Company overall. Step one of the impairment test resulted in a calculated fair value that exceeded the carrying value and accordingly, goodwill was not considered to be impaired and no further analysis was performed. The fair value of the Company in the first step was derived using the discounted cash flow (“DCF”) method. We believe this is consistent with SFAS 142’s guidelines as set forth in paragraph 24:
“A present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as reporting units).”
We assessed the reasonableness of our DCF conclusions by comparing certain implied valuation multiples to those obtained from a peer group of comparable companies and noted that the multiples were consistent with the industry, including multiples of revenue, total assets and book equity and debt. We believe these market based “tests” are also consistent with SFAS 142’s guidelines as set forth in paragraph 25:
“In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or similar performance measure may be used if that technique is consistent with the objective of measuring fair value.”

Kevin L. Vaughn
United States Securities and Exchange Commission

Material assumptions used in the DCF method for our annual fiscal 2008 test are as follows:
•	We prepared a seven year projection of anticipated cash flows through 2015. Following 2015, we assumed a future terminal value using an inflationary measure of approximately 3%. Annual revenue growth rates ranged from approximately 7% to 24% over the forecast period, with forecasted declining growth rates towards the end of the forecast period. Growth assumptions were made with regard to costs of goods sold and other operating costs to support this revenue growth. The majority of the growth was driven by our ViziLite® Plus product line as we believe there is significant growth potential for this product.

•	We estimated capital expenditures to be consistent with our capital budget and projected working capital requirements based on recent operating results. This resulted in projected capital expenditures and working capital requirements that ranged from 1.4% to 2.4% of revenues over the forecast period.

•	We adjusted our cash flows for certain corporate overhead and public company costs, to the extent these expenses would be excluded by a market participant in evaluating the fair value of our operations. These costs include, but are not limited to, audit fees, legal and other consulting costs associated with being a publicly traded company and certain compensation costs. We also adjusted our cash flows for research and development projections related to new product development, for which revenue streams associated with such costs were not included in the projections.

•	In accordance with EITF 02-13, “Deferred Income Tax Considerations in Applying the Goodwill Impairment Test in FASB Statement No. 142,” we concluded that the Company would be sold in a non-taxable transaction to retain the initial tax bases of assets. The fair value of the Company’s net operating loss carryforward considered a market participant’s ability to utilize these net operating losses prior to expiry.

•	We utilized an effective tax rate of approximately 40% for income tax purposes.

•	The average cost of capital used to discount cash flows for the annual fiscal 2008 impairment test was calculated to be approximately 25%.
Management believes that these assumptions are reasonable based on the Company’s historical performance and our review of industry data for a peer group of companies. We do believe however, that certain risks would be considered by a market participant in assessing the cost of capital used to discount the cash flows, including the projection achievability risk relative to observed historical performance and industry trends.

Kevin L. Vaughn
United States Securities and Exchange Commission

We ran various sensitivity analyses using variations on key assumptions in consideration of reasonable likely changes to revenue and expense forecasts. Recognizing our initial projections (scenario 3) represented what we felt to be highly probable, but perhaps optimal case, we added a significant risk premium to the rate of equity return to create our base case (scenario 2). A summary of the changes to the impairment test outcome and key variables is presented below in tabular format (dollars in millions):

				Discount		Estimated
	Debt Free Net Cash Flow			Rate	Terminal	Fair	Carrying	Impairment
Scenario	2009	2010	2011	Applied	Growth	Value	Value	Indicator
1	$(5.83)	$(1.19)	$2.25	24.50%	3%	$43.90	$42.38	No
2	(1.69)	2.12	5.26	24.50%	3%	64.23	42.38	No
3	(1.69)	2.12	5.26	13.25%	3%	153.60	42.38	No
Our low case (scenario 1) considered a decline in revenues in all years of 12.0%, and variable expenses of 10.8% of revenues. Fixed expenses were grown at a 3.0% annual inflation rate over the projection period. Although we considered this projection set to be much less risky than our base case, we kept the discount rate applied to the cash flows constant at 24.5%. This analysis did not indicate impairment of goodwill.
Our base case upon which our impairment analyses was concluded (scenario 2) considered an additional risk premium of 1,500 basis points to the market-derived cost of equity to reflect projection attainment risk compared to the initial case scenario. Our initial case (scenario 3) concluded an estimate of fair value of the reporting unit to be in excess of $150 million.
We also performed an internal rate of return analysis to determine the average cost of capital required to tie our projections to the carrying value of the reporting unit. This analysis concluded that an average cost of capital of 32.5% or more is required for there to be an impairment indicator, and the requirement to perform the second step of the goodwill impairment test.

Kevin L. Vaughn
United States Securities and Exchange Commission

There have been no substantial changes in the methodologies employed, significant assumptions used, or calculations applied in the first step of the SFAS 142 impairment test over the past several years. However, for 2008 we identified only one reporting unit, while in 2007 we identified two reporting units. For our fiscal 2007 impairment test, the Company consisted of two reporting units (the existing reporting unit and the Biotechnology reporting unit). In the first quarter of fiscal 2008, we curtailed enrollment in our oral cancer diagnostic drug clinical trial and ceased expenditures for CMC and non-clinical aspects of our oral cancer diagnostic drug program. This action had the effect of eliminating the Biotechnology reporting unit, which was previously our research, development and licensing business. Tests performed prior to the annual fiscal 2007 impairment test included other business units that have since been divested and did not include results relative to our Rotadent® Professional Powered Brush and Pro-Select Platinum® ultrasonic scaler product lines, which were acquired during fiscal 2007.
For your convenience, we have provided below the type of disclosure that we intend to include in future filings. This disclosure is from the MD&A section “Critical Accounting Policies and Estimates” of our fiscal 2008 Form 10-K filing with changes indicated in bold.
Goodwill, Intangibles and Other Long-Lived Assets – We have made acquisitions of products and businesses that include goodwill, license agreements, patents and trademarks, product rights and other intangible and long-lived assets. We assess the impairment of goodwill annually in our fourth fiscal quarter, or whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. Primarily as a result of the decline in our stock price and corresponding decline in our market capitalization and enterprise value, we assessed goodwill for impairment during March of 2008 in addition to our annual test in the fourth quarter of fiscal 2008. The assessment is performed using the two-step process prescribed by SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. For fiscal 2008, 2007 and 2006, the first step of our goodwill impairment test reflected fair value that is in excess of the carrying value. Accordingly, we did not perform the second step of this test during these periods.

Kevin L. Vaughn
United States Securities and Exchange Commission

For fiscal 2008, our business was managed and operated as one operating segment and one reporting unit and accordingly, our goodwill impairment test was based on one reporting unit. We utilize discounted future cash flows as the primary means to calculate fair value. Significant estimates used in the fair value calculation include, but are not limited to: (i) estimates of future revenue and expense growth; (ii) future estimated effective tax rates, which we estimate to be approximately 40%; (iii) future estimated capital expenditures and future required investments in working capital; (iv)  average cost of capital, which we base on expectations for market participants and estimate to be approximately 25%; (v) the ability to utilize certain tax attributes; and (vi) the future terminal value of the reporting unit.
Of the assumptions discussed above, we believe the growth rate and average cost of capital to be the most sensitive in nature. We performed a sensitivity analysis considering a decline in revenues in all years of 12.0%, and variable expenses of 10.8% of revenues. Fixed expenses were grown at a 3.0% annual inflation rate over the projection period. Although we considered this projection set to be much less risky than our base case used for SFAS 142 step one conclusion purposes, we kept the average cost of capital constant at approximately 25%. This analysis did not indicate impairment of goodwill. We also performed an internal rate of return analysis to determine the average cost of capital required to tie our projections to the carrying value of the reporting unit. This analysis concluded that an average cost of capital of 32.5% or more is required for there to be an impairment indicator, and the requirement to perform the second step of the goodwill impairment test.
There have been no substantial changes in the methodologies employed, significant assumptions used, or calculations applied in the first step of the SFAS 142 impairment test over the past several years. However, as discussed elsewhere herein, over the past several years we have divested businesses and acquired Pro-Dentec and accordingly, the number of business units identified in prior periods was different than those identified for fiscal 2008.
If we have changes in events or circumstances, including reductions in anticipated cash flows generated by our operations or changes in other assumptions used in calculating fair value, we may be required to recognize an impairment charge for goodwill.

Kevin L. Vaughn
United States Securities and Exchange Commission

We assess impairment of other intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value of any of these assets may not be recoverable. Such events or circumstances might include a significant decline in market share and/or significant negative industry or economic trends, a significant decline in profits and/or significant underperformance relative to expected historical or projected operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, rapid changes in technology, significant litigation or other items. In evaluating the recoverability of intangibles and other long-lived assets, our policy is to compare the carrying amounts of such assets with the estimated future operating cash flows. If we have changes in events or circumstances, including reductions in anticipated cash flows generated by our operations or determinations to divest of certain assets, certain assets could be impaired which would result in a charge to earnings.
Staff Comment:
3. We note your disclosure here that you perform your goodwill impairment testing in your fourth fiscal quarter and that you determined that there was no impairment of your goodwill as of the fourth quarter of 2008. However, we note that your market capitalization has declined significantly since the end of the second quarter of fiscal year 2008 and that your market capitalization has been significantly below the book value of your equity for each of the third and fourth quarters of fiscal year 2008. Please address the following:
•	Tell us and revise future filings to disclose the results of the first step of your goodwill impairment test. To the extent that you are required to perform the second step of the impairment test, you should disclose that fact.

•	In light of the significant discrepancy between your market capitalization as of July 31, 2008 (approximately $2.7 million) and the book value of your equity as of July 31, 2008 ($33.3 million), please explain to us how you determined that your goodwill was not impaired. In this regard, provide us with a summary of the results of your goodwill impairment evaluation. Please note that we may have further comments upon reviewing your response.

Kevin L. Vaughn
United States Securities and Exchange Commission

Company Response:
As discussed above, as of May 1, 2008 (the date of our annual goodwill impairment test), the fair value of the reporting unit exceeded its carrying value, indicating no goodwill impairment is present and therefore, the second step as described in SFAS 142, was not required. As set forth in more detail above, disclosure of these factors will be included in future filings.
Our market capitalization is based on both entity-specific and market driven factors. Given our current debt obligations and the liquidity concerns associated with these debt obligations, which are discussed more fully in our recent 10-Q and 10-K filings, we believe the market has significantly discounted our stock price, which has resulted in a lower market capitalization. Fair value is based on market participant assumptions and therefore would not incorporate these factors. We also believe a portion of the discrepancy between our market capitalization and the fair value of our reporting unit to be attributable to a control premium and the benefit a market participant would realize from synergies that would arise from control, as well as non-public information relative to our financial forecasts. The factors considered in evaluating goodwill for impairment are discussed more fully in item two above.
Staff Comment:
4. With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. We may have further comment upon reviewing your response.
Company Response:
As of March 1, 2008, we conducted interim impairment testing for both goodwill and other intangibles because of the significant decline in our market capitalization after our Form 10-Q filing for the quarter ended January 31, 2008, which disclosed going concern issues that were primarily attributable to liquidity concerns associated with our debt obligations. Our testing showed that the fair values of our other intangible assets exceeded their carrying values, indicating there was no impairment.
Staff Comment:
Note 8, Debt — Private Placements, page F-22
5. We note your disclosure of a discount to the Secured Notes of $4.4 million, “which represented the difference between the effective conversion price and the fair value of [y]our common stock, multiplied by the number of shares into which the Secured Notes are convertible.” Please show us how you calculated the $4.4 million beneficial conversion.

Kevin L. Vaughn
United States Securities and Exchange Commission

Company Response:
The $4.4 million beneficial conversion feature was calculated as follows (amounts in thousands except for per share amounts):

Relative fair value of Secured Notes	$9,612
Shares to be received upon conversion ($12,000 divided by $15.40 per share)	779

Effective conversion price per share	12.34
Fair value of our common stock	18.06

Difference between the effective conversion price and the fair value of our common stock	5.72
Number of shares into which the Secured Notes are convertible	779

Beneficial conversion feature (recognized as a discount to the Secured Notes)	$4,457

The relative fair value of the Secured Notes was calculated as follows (dollars in thousands):

			Relative
	Fair	Percent	Fair
Securities Issued	Value	of Total	Value
Secured Notes	$12,000	80.1%	$9,612
Secured Note Warrants	2,987	19.9%	2,388

Total	$14,987	100.0%	$12,000

Proceeds	$12,000

Kevin L. Vaughn
United States Securities and Exchange Commission

We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 266-6700.

Very truly yours, Zila, Inc.
/s/ Diane E. Klein
Diane E. Klein
Vice President-Finance and Treasurer